Mail Stop 0306


January 25, 2005



By U.S. Mail and Facsimile to (407) 382-4007

Mr. Monty K. Allen
Chief Financial Officer
Lightpath Technologies, Inc.
2603 Challenger Center Ct. Suite 100
Orlando, Florida 32826

		RE: 	Lightpath Technologies, Inc.
			Form 10-K for the fiscal year ended June 30, 2004 Form 10-Q for the quarterly period ended September
30,
2004
			File No. 000-27548

Dear Mr. Allen,

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended June 30, 2004

Item 6.  Selected Financial Data - Page 27
1. Revise future filings to describe, or cross reference to a discussion of factors such as accounting changes, restructurings and business combinations or dispositions that materially affect the comparability of the information reflected in selected financial data. This comment also applies to the supplementary quarterly financial data disclosure on page 37. Refer to Items 301 and 302 of
Regulation S-K.


Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 28

Year ended June 30, 2004 compared to the year ended June 30, 2003
-
Page 32

Consolidated Operations
2. You disclose on page 32 that your revenues increased as a result of increased demand related to your aspheric lens and isolator products. In future filings please expand the discussion to address the following:
a) Identify and quantify factors responsible for changes in financial statement items and explain why those changes occurred.
b) Disclose the extent to which the increases in revenues are attributable to:
i. increases in prices;
ii. to increases in the volume or amount of goods or services being sold; or
iii. to the introduction of new products or services.
c) Tell investors how the new products discussed on pages 6 and 7 affected current revenues or will affect your future revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

3. Additionally, revise future filings to disclose the effects of
offsetting developments or events.   We note from page 16 that
average selling prices of some of your products has decreased and is expected to further decrease in the future, yet we so no discussion in your MD&A.
4. Refer to your discussion of other income and expense on page
33.
Tell us and revise future filings to clearly discuss the nature of the litigation settlement gain recorded in 2004. Discuss supplementally your reasons for recording this amount as non-operating.


Item 14. Principal Accountant Fees and Services - Page 38
5. In future filings revise to disclose audit and non-audit fees billed during each of the last two fiscal years. Refer to Item 14 of
Form 10-K.

Consolidated Financial Statements

Statement of Cash Flows - Page F-6
6. In light of the statement in footnote (b) to Schedule II on page
F-22 that you recorded a net reduction to the allowance for doubtful accounts of $101,583, tell us why you show a provision for uncollectible receivables of $101,583 as a positive adjustment to reconcile net loss to cash used in operating activities on your statement of cash flows for fiscal 2004. In accordance with SFAS 95, a negative provision would normally be reflected as a negative adjustment to reconcile net loss to net cash used in operating activities. We may have further comment.

Note 2. Summary of Significant Accounting Policies - Page F-8

Revenue - Page F - 9
7. We note that revenue from product sales is generally recognized when products are shipped to the customer. Describe to us those situations when revenue from product sales is not recognized at shipment and tell us how you account for product sales in these situations.
8. We also note that you recognize revenues from product development agreements as milestones are completed. Revise future filings to identify the types of contract milestones, and explain how they relate to substantive performance and revenue recognition events.
9. We note from page 6 that you use distributors in certain markets.
Supplementally and in future filings describe the significant terms of your agreement with distributors, including payment, return, exchange, credits, price protection, allowances and other significant matters. Also explain and support why it is appropriate to recognize revenue upon shipment of product to distributors. Address the factors outlined in SFAS 48 and SAB 104 in your response.


General
10. We note from page 4 that you determined that your Optical Lenses and Laser Components were no longer reportable segments and you began reporting as a single business segment. Supplementally provide us with the analysis you performed in concluding that each of these business lines did not meet the criteria for reportable segments outlined in paragraph 16 of SFAS 131.
11. As a related matter, we note the discussion throughout your business section of your four major products as well as geographic territories you serve. Please update your future filings to include the enterprise wide disclosures regarding products and services and geographic areas required by paragraphs 37 and 38 of SFAS 131.

Form 10-Q for the quarterly period ended September 30, 2004

Note 7.  Contingencies - page 11
12. We note the litigation charge of $70,000 reported as a non-operating expense in the current period. Discuss supplementally your reasons for recording this amount as non-operating other expense.


*	*	*	*


	Please respond to these comments and provide any requested supplemental information within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 824-
5266
or me at (202) 942-1984.

      							Sincerely,


      Martin F. James
							Senior Assistant Chief
Accountant



??

??

??

??

Mr. Monty K. Allen
Lightpath Technologies, Inc.
January 25, 2005
Page 5 of 5

5